Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on August 5, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598. VOTE BY E-MAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. ATTEND THE MEETING If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 11:00 a.m. (UTC+8:00 (HKT)), on August 7, 2025, at the Company’s office at Flat F, 8/F, Houston Industrial Building 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong and virtually at: https://teams.microsoft.com/l/meetup-join/19%3ameeting_OGIwZ TAzMGEtZjBmOC00ZmVmLWEzZjUtZWZlZmRiOTFmN2U1%40thread.v2/0?context=%7b%22Tid%22%3a%227feca751-3788 -4893-8bf5-66f40312825f%22%2c%22Oid%22%3a%220d37b1a4- fe0c-4017-adbe-1055b60bcb02%22%7d. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders - J-LONG GROUP LIMITED DETACH CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. General 1. To approve, as a special resolution, that (a) the re-designation and re-classification of all of the 136,000,000 ordinary shares of a par value US$0.000375 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 133,000,000 class A ordinary shares of a par value US$0.000375 each (the “Class A Ordinary Shares”) and 3,000,000 class B ordinary shares of a par value US$0.000375 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into USD51,000.00 divided into 133,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 3,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes (the “Share Re-Designation”); (b) upon the Share Re-Designation becoming effective, the currently issued 3,761,701 ordinary shares of a par value US$0.000375 each in the Company be and are hereby re-designated and re-classified into 1,652,701 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 2,109,000 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as set out in the notice of Extraordinary General Meeting of shareholders of the Company dated July 22, 2025; and (c) any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.” FOR AGAINST ABSTAIN 2. To approve, as a special resolution, that upon the Share Re-Designation becoming effective,: (a) the proposed amendments to the amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved; (b) the second amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and (c) any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.” Note: To consider and act upon such other business as may properly come before the Extraordinary General Meeting. (TO BE SIGNED ON REVERSE SIDE)

J-LONG GROUP LIMITED Proxy for the Extraordinary General Meeting of Shareholders TO BE HELD ON AUGUST 7, 2025 11:00 a.m. (UTC+8:00 (HKT)) Proxy Material for this Meeting is available online at: https://ts.vstocktransfer.com/irhlogin/J-LONG DETACH CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, (Name) of (Address) being the registered holder(s) of J-Long Group Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by J-Long Group Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE. Date Signature Signature, if held jointly Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address. SPECIMEN AC:ACCT9999 90.00